Exhibit 1
To whom it may concern
August 24, 2007
Contact Information:
NIS GROUP CO., LTD.
Akihiro Nojiri
Senior Executive Director & Executive Officer
Tel: (TOKYO) +81-3-3348-2424
E-mail: Info-ir@nisgroup.co.jp
URL: http://www.nisgroup.jp/english
Notice Regarding Status and Completion of Stock Repurchases
     NIS GROUP CO., LTD. (the “Company”) hereby announces the status of stock repurchases made pursuant to a resolution passed by the Company’s board of directors at a meeting held on June 23, 2007. The Company also announces that it has completed all stock repurchases to be made pursuant to the above-mentioned resolution of the board of directors , as described below.
Status of Repurchases

(1)	Period of repurchases:	August 1, 2007 ~ August 24, 2007

(2)	Number of shares repurchased:	46,708,300 shares

(3)	Amount of repurchases:	1,835,685,600 yen

(4)	Method of repurchases:	Ordinary market purchases through the Tokyo Stock Exchange

[For reference]
1. Result of Repurchases

(1)	Period of repurchases:	June 25, 2007 ~ August 24, 2007

(2)	Class of shares repurchased:	Common stock

(3)	Total number of shares repurchased:	60,000,000 shares

(4)	Aggregate amount of repurchases:	2,393,649,800 yen

(5)	Method of repurchases:	Ordinary market purchases through the Tokyo Stock Exchange
2. Outline of the resolution relating to stock repurchases passed by the Company’s board of directors at a meeting held on June 23, 2007

(1)	Class of shares to be repurchased:	Common stock

(2)	Total number of shares to be repurchased:	Up to 60,000,000 shares

(Ratio to the number of shares outstanding: 2.1%)

(3)	Aggregate amount to be repurchased:	Up to 3 billion yen

(4)	Period for repurchases:	1 year from June 25, 2007